

May 27, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: REX ETF Trust
       Issuer CIK: 0002043954
       Issuer File Number: 333-283221 / 811-24023
       Form Type: 8-A12B
       Filing Date: May 27, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the REX NVDA Growth & Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications